UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 6, 2023

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Total Voting Rights dated 1 December 2022
Exhibit No. 2	Director/PDMR Shareholding dated 8 December 2022
Exhibit No. 3	Director/PDMR Shareholding dated 16 December 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 6, 2023

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

1 December 2022

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority's (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 30 November 2022, Barclays PLC's issued share capital consists of 15,867,796,282 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 15,867,796,282 may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure Guidance and Transparency Rules.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 2

8 December 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Fitzwater
2	Reason for the notification
a)	Position/status	Interim Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	The trustee of the Barclays Group Share Incentive Plan notified Barclays PLC that it acquired and now holds Shares on behalf of the individual described above.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.5827 per Share	474
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-07
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+ 44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 3

16 December 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1.   On 14 December 2022  the Trustee notified the Company that, on 14 December 2022, it delivered Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year); and

2.   On 14 December 2022 , the Company was notified of a sale of shares by a PDMR.

1.       Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrumentIdentification code	Ordinary shares with a nominal value of 25 pence each ("Shares")GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6102 per Share	215,811
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6102 per Share	112,438
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 24 May 2022. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6102 per Share	133,911
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6102 per Share	62,939
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 14 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6102 per Share	123,525
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6102 per Share	58,057
d)	Aggregated information- Aggregated volume- Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of the Corporate and Investment Bank and President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6102 per Share	236,088
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6102 per Share	128,314
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Global Head of Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6102 per Share	77,630
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6102 per Share	36,487
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6102 per Share	53,657
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6102 per Share	25,219
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6102 per Share	120,676
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6102 per Share	56,718
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 17 November 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6102 per Share	108,682
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6102 per Share	51,081
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 27 August 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6102 per Share	54,341
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6102 per Share	25,541
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 31 December 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.6102 per Share	34,933
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6102 per Share	16,419
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

2.   Sale of Shares

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6039 per Share	18,717
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6037 per Share	33,188
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-12-14
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0)20 7116 4755